Ryan S. Sansom
+1 617 937 2335
rsansom@cooley.com

March 30, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Margaret Schwartz
Ms. Suzanne Hayes
Ms. Tracie Mariner
Mr. Terence O’Brien
Division of Corporation Finance
Office of Life Sciences

Re:	VectivBio Holding AG
Registration Statement on Form F-1
Filed March 19, 2021
CIK No. 0001836379

Ladies and Gentlemen:
On behalf of our client, VectivBio Holding AG (the “Company”), we are providing this letter supplementally to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 30, 2021 with respect to the Company’s Registration Statement on Form F-1, filed on March 19, 2021 (the “Registration Statement”), as well as to provide the Staff with information regarding the proposed preliminary price range of the ordinary shares to be offered in the Company’s proposed initial public offering (“IPO”).
Confidential Treatment Request
Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has sent to the Commission a separate copy of this letter, marked to show the portions redacted from the version confidentially submitted via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at +1 617 937 2335 rather than rely on the U.S. mail for such notice.
Cooley LLP 500 Boylston Street Boston, MA 02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s determinations of the fair value of the ordinary shares underlying its outstanding equity awards and the reasons for the differences between the recent valuations of the Company’s ordinary shares leading up to the IPO and the estimated offering price for the Company’s ordinary shares in the IPO. Prior to the effectiveness of the Registration Statement, the Company intends to implement a reverse share split of all issued shares (the “IPO Reverse Share Split”).
For purposes of this letter, we have presented all per share amounts without giving effect to the IPO Reverse Share Split to be consistent with the current presentation in the Registration Statement.
The Company has provided below a breakdown of the fair value per ordinary share underlying its outstanding equity awards from December 31, 2019 until December 31, 2020 (the “Review Period”):

Valuation Date	Ordinary Share Fair Value Per Share for Financial Reporting
January 16, 2020	$0.64
February 29, 2020	$0.45
April 1, 2020	$0.42
September 24, 2020	$0.87
September 29, 2020	$0.87
September 30, 2020	$0.87
October 21, 2020	$0.88
December 31, 2020	$0.96
The Company respectfully refers the Staff to the Registration Statement for a discussion of the Company’s ordinary share valuations contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Critical Accounting Policies and Significant Judgment and Estimates.” The estimate of the fair value per share of the Company’s ordinary shares has been determined as of each grant date by the Company’s Board of Directors (the “Board”) in connection with the preparation of our consolidated and carve-out financial statements for the years ended December 31, 2020 and 2019, taking into account the Board’s current assessment of numerous objective and subjective factors to determine the best estimate of fair value of the Company’s ordinary shares, including contemporaneous independent ordinary share valuation reports (“Valuation Reports”) obtained in the first quarter of 2021 from the specialist valuation practice of a professional third-party valuation firm commissioned by the Board. Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately Held Company Equity Securities Issued as Compensation.
For financial reporting purposes and as further described below, from the grant dates through the date of this letter, the Company reassessed the fair value of its ordinary shares used in measuring the grant date fair value of the Company’s equity awards by incorporating all available information to date and computed share-based compensation based on the ordinary share valuation as of the most recent date from the grant date. The Company believes that this methodology, when applied, provides the most reasonable basis for the valuation of its ordinary shares because the Company did not identify any single event that occurred between the ordinary share valuation dates listed above and the related grant dates that would have caused a material change in fair value.
In deriving ordinary share value, the Company used two principal methodologies depending on the proximity to the IPO expected date and the number of equity classes outstanding: (i) the Income
Cooley LLP 500 Boylston Street Boston, MA 02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com

Approach (as defined below) for the ordinary share valuation between January 2020 and April 2020, and; (ii) the probability-weighted expected return method (“PWERM”) for the valuation between September 2020 and December 2020. A driver of this change in method was that between January 2020 and April 2020, only ordinary shares were outstanding and there was no established plan to undertake an IPO.
The income approach (the “Income Approach”) indicates the value of a business based on the value of the free cash flows that it can be expected to generate in the future. Within this approach, the Company has considered the discounted cash flows method (“DCF”) by which projected cash flows are discounted to present value at a discount rate (the weighted average cost of capital or that considers the relative risk of achieving the cash flows and the time value of money). The value of the equity is then estimated, starting from the enterprise value of the business and adding or deducting, where appropriate (i) the net financial position, (ii) other debt like items and (iii) surplus assets.
On the other hand, the PWERM estimates the market value of the ordinary share based on various market approaches for the ordinary share value calculations depending upon the likelihood of various discrete future liquidity scenarios, such as an IPO, an M&A transaction as well as the probability of going into bankruptcy. The PWERM is typically used when the range of possible future outcomes and liquidity events for an enterprise, including an IPO, has narrowed, giving the enterprise a higher degree of confidence in the achievement of a particular outcome.
The PWERM allows to allocate the enterprise value of the Company to the various classes of the Company’s shares. In determining the estimated fair value of the Company’s ordinary shares as of each grant date, the Board also considered that the Company’s ordinary shares are not currently freely tradable in the public markets. Therefore, the estimated fair value of the Company’s ordinary shares as of each grant date reflects a discount for lack of marketability (“DLOM”) based on the considered scenario. The probability and timing of each potential liquidity event and the weighting of the different valuation methods in the Valuation Reports were based upon discussions between the Board and management team.
The following are the key considerations in determining the value of the Company’s ordinary shares as of each valuation date:
January2020 – April 2020
The value of the Company’s ordinary shares was determined using the DCF approach, based on management’s business plan at the time (the “Business Plan”). During this period, only ordinary shares were outstanding and there was no established plan to undertake an IPO. Therefore, no allocation methodology was necessary and the DCF was considered the best valuation methodology in this context.
The Business Plan included the business estimates for the next 18 years and was based on the following primary milestones: (i) the Company (which was during this period in the Phase II of clinical development) was expected to enter Phase III by beginning of 2021; (ii) if clinical trials were successful, product commercialization was expected in 2024 in the US and 2026 in Europe, and; (iii) exclusive rights covering the Company’s primary product candidate were expected to remain in effect until 2033 in the US and 2037 in Europe.
The Business Plan estimated the Company’s revenues based on the estimated total number of apraglutide patients and the product price in both the US and Europe. The total number of patients was calculated based on estimates regarding (i) population expectations; (ii) disease rate; (iii) treatment rate, accounting for those patients who are able to receive the treatment; (iv)
Cooley LLP 500 Boylston Street Boston, MA 02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com

penetration rate or the amount of those who actually receive GLP 2 treatment, and; (v) compliance rate. Forecasted EBITDA ranged between 40% and 60% reflecting manufacturing outsourcing.
The valuation considered a weighted average cost of capital (WACC) for the Company of 16% based on market information and concluded on a value range based on the market share at peak that the Company’s product (apraglutide) was expected to reach.
The share price decrease from January 2020 to April 2020 was due to the decrease of Company cash available for financing its operations during that period. In the absence of any milestone in the clinical development of the Company’s primary product candidate (apraglutide) the evolution on the value of the share was driven by the significant reduction of the Company’s net cash as well as by the increase of its liabilities related to the issuance of convertible notes.
September 2020 – December 2020
For this period, the value of the Company’s ordinary shares was determined using the PWERM methodology due to the proximity to the IPO and the issuance of series A preferred shares in September 2020 at a per share price of $1.151 for series A2 preferred shares.
Under this methodology, the share value is based upon the present value of the probability of each future outcome becoming available to the enterprise, and the rights of each share class. The future outcomes that were considered were an IPO, a merger/acquisition transaction and a dissolution.
•For the IPO scenario, the ordinary share value was based on the market approach, derived from the estimated IPO multiple based on comparable recent IPOs in the sector of companies engaged in the same development phase as VectivBio. The IPO was assumed to take place as of April 2021. The applicable DLOM considered was 30% based on market observations (DLOM considered by comparable companies in similar exercises), which reflect the great increase in liquidity that the ordinary shares would experience once the shares are publicly available. The DLOM does not change among the different valuation dates, since given the short period of time (September-December), there would not be relevant changes in terms of share liquidity.

In case an IPO occurred, the preferred share would convert into ordinary shares by a 1/1 ratio, meaning all IPO proceeds would be equally distributed among all the registered shares. In this scenario, preferred shareholders have no liquidation preference.
•For the M&A transaction scenario, the ordinary share value was based on the market approach as well, derived from the estimated M&A multiple based on comparable recent transactions in the sector of companies engaged in the same development phase as VectivBio. The applicable DLOM considered was 15% based on market observations (DLOM considered by comparable companies in similar exercises), which reflect the higher liquidity that the ordinary shares would have after the transaction, although lower than that of an IPO. As in the case of the IPO, the DLOM was kept constant among the different valuation dates given the short period of time (September-December 2020), considering no relevant changes in terms of share liquidity.
In case an M&A transaction occurred, the preferred shareholders shall be entitled to receive, in preference to the ordinary shareholders, an amount of transaction proceeds
Cooley LLP 500 Boylston Street Boston, MA 02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com

equal to the greater of (i) the issue price paid per preferred share, or (ii) such amount per preferred share as would have been payable had all preferred shares been converted into ordinary shares immediately prior to the M&A transaction. Several multiple statistical measures of the comparable transactions’ group were used (minimum, median, maximum and average), of which only in the minimum M&A scenario the preferred shareholders would take advantage of their liquidation preference right.
•The dissolution scenario considers the wind down of the Company due to factors external to the achievement of the clinical phases, such as economic crisis or the entrance of a competitor. In this case, no proceeds would be distributed neither to the preferred nor to the ordinary shareholders. Therefore, this would result in an estimated equity value of $0.
In addition, the probability assigned to each scenario was reassessed at the different dates listed below. Since the IPO organizational meeting occurred in October 2020, and the different milestones to complete the IPO (IPO team building, investors deck preparation, equity story development, etc.) took place over the Q4 period, its probability of occurrence increased over the period. Therefore, each scenario’s probabilities for Q4 2020 is the following:

▪September 30, 2020: IPO: 45%; M&A transaction: 40% (split among different considered statistical measures of the multiples sample, i.e. average, median, minimum and maximum), and; dissolution: 15%. This resulted in a price of $0.87 per share.
▪October 31, 2020: IPO: 50%; M&A transaction: 35% (split among different considered statistical measures of the multiples sample, i.e. average, median, minimum and maximum), and; dissolution: 15%. This resulted in a price of $0.88 per share.
▪December 31, 2020: IPO: 60%; M&A transaction: 25% (split among different considered statistical measures of the multiples sample, in this case, only apply the average and the maximum), and; dissolution: 15%. This resulted in a price of $0.96 per share.
It is easy to observe the price increase from April 2020 to September 2020 which was derived from (i) more optimistic business expectations; (ii) time-value of money (positive cash flows are discounted at a higher discount factor as the valuation date gets closer to them), (iii) general advances on phase development milestones; (iv) the results generated from the Company Phase 2 trials, and (v) the closing of the Company Series A financing in September 2020.

Moreover, it is important to note the small delta between the September 2020 and December 2020 fair values per share of the ordinary shares and the series A2 preferred shares issued at a purchase price of $1.151, despite the preferential rights of the preferred shares relative to the ordinary share.

Preliminary Price Range
The Company supplementally advises the Staff that, on March 11, 2021, representatives of BofA Securities Inc., SVB Leerink LLC, and Credit Suisse Securities (USA) LLC, the lead underwriters of the IPO and on behalf of the underwriters (collectively, the “Representatives”), recommended
Cooley LLP 500 Boylston Street Boston, MA 02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com

a preliminary price range of $**** to $**** per ordinary share (“Preliminary Price Range”), with a midpoint of $**** per ordinary share. The Preliminary Price Range was derived without giving effect to the IPO Reverse Share Split that the Company anticipates to effect. The Preliminary Price Range was not derived using a formal determination of fair value but was determined by discussions between the Company and the Representatives. The proposed Preliminary Price Range is informed by current market conditions, the Company’s financial condition and prospects, the performance of recent initial public offerings in the life sciences industry and the current market valuations of other life science companies in a similar development stage.
The Company believes that the differences in value reflected between the estimated fair values of its ordinary shares described in this letter and the Preliminary Price Range is the result of the following key factors, among others:

▪Conversion of Preferred Shares. The Preliminary Price Range assumes the conversion of all the Company’s preferred shares into ordinary shares immediately prior to the completion of the IPO. The corresponding elimination of the rights and preferences of the preferred shares results in a higher valuation for the Company’s ordinary shares, which is reflected in the Preliminary Price Range.
▪Market Dynamics.  The valuation considerations for estimating the Preliminary Price Range were informed by current conditions in the U.S. equity markets, including the generally positive reception to the recent initial public offerings of biotech companies despite the relative volatility in the equity markets. In particular, in recent months, there have been a number of high-profile IPOs, including companies that are included as comparable peers to the Company. However, the Company’s pursuit of an IPO continued to be uncertain given the fluctuations of the U.S. equity markets in connection with macroeconomic events.

▪Progress made in its IPO. The Company made additional progress with respect to its planned IPO, including holding testing the waters meetings with potential investors in pursuant to Securities Act Rule 163B and the public filing of the Registration Statement with the Commission on March 19, 2021.

▪Liquidity.  The Preliminary Price Range represents a future price for ordinary shares that will be immediately freely tradable in a public market, whereas the estimated fair value of the ordinary shares as of all of the equity grant dates described above appropriately considers a liquidity discount for the lack of marketability.
▪The valuation methodology applied to the Preliminary Price Range assumes a successful IPO in April 2021 with no weighting placed on any other outcome of the Company, such as an acquisition or remaining private.
▪In January 2021, the Company dosed its first patient in its Phase 3 clinical trial of apraglutide for the treatment of SBS-IF . The Preliminary Price Range is estimated under the certainty of apraglutide being in Phase 3, while previous valuations were performed when the Company was not in such a phase of development .
▪The Company made additional progress with respect to its other research and development programs including the preparatory work for a future clinical trial in GvHD, an indication that was not considered in 2020.
Cooley LLP 500 Boylston Street Boston, MA 02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com

* * * *
Please direct any questions or comments concerning the Registration Statement or this response letter to either the undersigned at +1 617 937 2335 or Brandon Fenn at +1 212 479 6626.

Very truly yours,

/s/ Ryan Sansom
Ryan Sansom

cc:	Luca Santarelli, VectivBio Holding AG

Brandon Fenn, Cooley LLP
Pascale Lesperance, Cooley LLP
Andreas Muller, Homburger AG
Nathan Ajiashvili, Latham & Watkins LLP
Cooley LLP 500 Boylston Street Boston, MA 02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com